PEACE ARCH ENTERTAINMENT GROUP INC.

ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

February 8, 2006

Voting Results

In accordance with Section 11.3 of National Instrument 51-102, the following are the voting results from the annual general meeting of shareholders of Peace Arch Entertainment Group Inc. (the “Corporation”) held on February 8, 2006 at 10:00 a.m.  The matters voted upon were approved by a show of hands.

98 Shareholders holding 11,406,507 Common Shares were represented in person or by proxy at the annual meeting.  This represents 53.58% of the 21,179,305 issued and outstanding Common Shares.

3 Shareholders holding 3,152,173 Series I Preferred Shares were represented in person or by proxy at the annual meeting.  This represents 72.50% of the 4,347,825 issued and outstanding Series I Preferred Shares.

2 Shareholders holding 1,435,897 Series II Preferred Shares were represented in person or by proxy at the annual meeting.  This represents100% of the 1,435,987 issued and outstanding Series II Preferred Shares.

Resolution #1:

On a show of hands, the Chairman declared that the shareholders ratified the appointment of PricewaterhouseCoopers  LLP as auditors of the company.

Resolution #2:

On a show of hands, the Chairman declared that the shareholders ratified the resolution to authorize the director to fix the auditors’ remuneration.

Resolution #3:

On a show of hands, the Chairman declared that the shareholders ratified the resolution to determine the number of directors at seven (7).

Resolution #4:

On a show of hands, the Chairman declared that the shareholders ratified the resolution amending the Company’s Amended Share Option Plan to increase the number of shares of the Company reserved for issuance thereunder.

Resolution #5:

On a show of hands, the Chairman declared that the shareholders ratified the election of each of the following nominees as director: Drew Craig, Juliet Jones, Gary Howsam, Richard K. Watson, Nelson Thall, Mara Di Pasquale, Robert Essery.

DATED THIS 8th OF FEBRUARY, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.

/s/ Nicole Spracklin

Nicole Spracklin

Executive Legal Assistant

Peace Arch Entertainment Group Inc.

Toronto Office - 124 Merton Street, Suite 407, Toronto, ON M4S 2Z2 Tel: (416) 487-0377 Fax: (416) 487-6141

Vancouver Office – 1710 Columbia Street, 2nd Floor, Vancouver, BC V5Y 3C6 Tel: (604) 681-9308 Fax: (604) 688-3977

Los Angeles Office – 228 Main Street, Suite 14, Venice, CA 90291 Tel: (310) 450-1711 Fax: (310) 581-8040

London Sales Office – 5-11 Mortimer Street, 3rd Floor, London W1T 3JB UK Tel: +44 (0)20 7299 3727 Fax: +44 (0)20 7299 3728

Website: www.peacearch.com